Jacob Funds, Inc.
c/o U.S. Bank Global Fund Services
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202
May 17, 2021
VIA EDGAR TRANSMISSION
Ms. Deborah O’Neal
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Re: Jacob Funds, Inc. (the “Company”)
File Nos.: 333-82865 and 811-09447
Dear Ms. O’Neal:
This correspondence responds to comments the Company received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Company’s Post-Effective Amendment No. 41 to its registration statement, filed on behalf of its series, the Jacob Forward ETF (the “Fund”).
For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Company’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~.
1.Staff Comment: Please consider the use of the word “Forward” in the Fund’s name and whether the name would be confusing to shareholders.
Response: The Company is cognizant that, pursuant to Section 35(d) of the Investment Company Act of 1940, as amended (the “1940 Act”), a fund’s name may not be materially deceptive or misleading. The Company is appreciative of the Staff’s comment and has amended the Fund’s principal investment strategies in an effort to make it clearer that such strategies are forward-looking (e.g., “relating to or concerned with the future.”) and reflective of the Fund’s name. In particular, the Company has revised the following disclosure:
The Fund will be managed utilizing a forward-looking investment strategy and seeks to invest in companies that are participating or engaged in innovative and disruptive technologies, products, or services. The Fund invests in a broad group of companies, including many that are in their early stages of development. In researching and selecting investments ~~securities~~ for the Fund, the Adviser is seeking strong, forward-looking management teams that endeavor to leverage innovative technology to obtain ~~sustainable~~ durable competitive advantages in order to generate superior rates of growth. The Adviser’s overall stock selections are based on its qualitative and quantitative assessment of a company’s fundamental prospects, particularly a company’s potential for superior long-term growth of capital. Specifically, the Adviser looks for companies with expanding profit margins, sales and earnings growth which, over a business cycle, can be expected to produce high levels of free cash flow. Further, it is the Adviser’s goal to maximize the growth potential of the Fund while also striving to acquire securities at reasonable valuations relative to their prospective growth rates.

The Company has also considered Rule 35d-1 under the 1940 Act and respectfully notes that the use of the term “forward” in the Fund’s name does not suggest that the Fund focuses on a particular type of investment and is thus not subject to the requirements of Rule 35d-1. In addition, the Fund does not invest in forward contracts (also known as “forwards”) or futures contracts (also known as “futures”) and does not believe that its name or the revised disclosure above would give that inference to investors.
2.Staff Comment: Please provide a completed Fees and Expenses table and expense examples for the Fund.
Response: The Company has completed the Fees and Expenses table and the expense examples for the Fund as follows:
Fees and Expenses of the Fund

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees[1]	0.75%
Other Expenses[2]	0.00%
Total Annual Fund Operating Expenses	0.75%

1    The management fee is structured as a “unified fee,” out of which the Fund’s adviser pays all of the ordinary operating expenses of the Fund, except for the following expenses, each of which is paid by the Fund: the fee paid to the Adviser pursuant to the Investment Advisory Agreement, interest charges on any borrowings, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary or other non-routine expenses, and distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act.
2    Estimated for the current fiscal year.
Expense Example

1 Year	3 Years
$77	$240
3.Staff Comment: In the Principal Investment Strategies section, the disclosure states: “In researching securities for the Fund, the Adviser is seeking strong, forward-looking management teams that can leverage innovative technology to obtain sustainable (emphasis added) competitive advantages in order to generate superior rates of growth.” Consider using a different term other than “sustainable.” Mutual funds often use sustainable or sustainability in connection with ESG focus strategies.
Response: The Company has revised the disclosure as follows:
In researching securities for the Fund, the Adviser is seeking strong, forward-looking management teams that can leverage innovative technology to obtain ~~sustainable~~ durable competitive advantages in order to generate superior rates of growth.

4.Staff Comment: Please revise the ETF Risks disclosure to reflect that because some of the securities held by the fund trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of domestic ETFs.
Response: The Company has revised “Shares May Trade at Prices Other than NAV” in “ETF Risks” as follows:
◦Shares May Trade at Prices Other Than NAV: As with all ETFs, Shares may be bought and sold in the secondary market at market prices. Although it is expected that the market price of Shares will approximate the Fund’s NAV, there may be times when the market price of Shares is more than the NAV intra-day (premium) or less than the NAV intra-day (discount), which may be due to supply and demand of Shares or other reasons. This risk is heightened in times of market volatility, periods of steep market declines, and periods when there is limited trading activity for Shares in the secondary market, in which case such premiums or discounts may be significant. If an investor purchases Shares at a time when the market price is at a premium to the NAV of the Shares or sells at a time when the market price is at a discount to the NAV of the Shares, then the investor may sustain losses that are in addition to any losses caused by a decrease in NAV. For example, during a “flash crash,” the market prices of Shares may decline suddenly and significantly. Such a decline may not reflect the performance of the portfolio securities held by the Fund. Flash crashes may cause APs and other market makers to limit or cease trading in Shares for temporary or longer periods. Shareholders could suffer significant losses to the extent that they sell Shares at these temporarily low market prices. To the extent that the Fund holds securities that trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, the Fund is likely to experience premiums and discounts greater than those of ETFs that hold only domestic securities.
5.Staff Comment: Supplementally define “non-routine” expenses in the disclosure regarding the management fee under the Fund’s investment advisory agreement. Please explain how “non-routine expenses” are different from “extraordinary expenses.”
Response: The term “other non-routine expenses” refers to certain non-routine expenses or costs, including, but not limited to, those relating to litigation, indemnification, reorganization or liquidation. The Company notes that the definition of “extraordinary expenses” on Form N-1A is consistent with the historical definition of “extraordinary items” under U.S. generally accepted accounting principles (“GAAP”), although the Financial Accounting Standards Board has eliminated the concept of extraordinary items from U.S. GAAP for general purpose financial reporting. We understand that the Staff has, from time to time, offered comments to investment company registrants on the interpretation of the term “extraordinary expenses,” as used in fund investment advisory agreements, that do not necessarily encompass the “non-routine” expenses listed above. Consequently, the term “non-routine expenses” has been included in the advisory agreement and registration statement to state the intention of the contracting parties to exclude such expenses from the unified management fee.
6.Staff Comment: Supplementally confirm that the Notes to the Financial Statements in the Fund’s annual and semi-annual reports will accurately reflect all of the exclusions from the Fund’s unified management fee.
Response: The Company supplementally confirms that the Notes to the Financial Statements in the Fund’s annual and semi-annual reports will accurately reflect all of the exclusions from the Fund’s unified management fee.

7.Staff Comment: In the statement required by Item 10(a)(1)(iii) of Form N-1A, please provide the period covered by the relevant annual or semi-annual report.
Response: The Company has revised the disclosure as follows:
A discussion regarding the basis for the Board of Directors’ approval of the Fund’s Investment Advisory Agreement will be available in the Fund’s Annual ~~or Semi-Annual~~ report to Shareholders for the period ending August 31, 2021.
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If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (920) 360‑7173 or alyssa.bernard@usbank.com.

Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Assistant Vice President
For U.S. Bank Global Fund Services
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